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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 0 3 2021
Washington DC

SEC FILE NUMBER
8-48957

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALEXANDER CAPITAL LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET, 5TH FLOOR
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS SULLIVAN 516-467-9183
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NAWROCKI SMITH LLP
(Name – *if individual, state last, first, middle name*)

290 BROAD HOLLOW ROAD	MELVILLE	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, THOMAS SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALEXANDER CAPITAL LP, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP

Title

2-28-2021

Notary Public

MARY A FERCHAK
Notary Public - State of New York
NO. 01FE4860781
Qualified in Queens County
My Commission Expires May 27, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Alexander Capital, LP:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alexander Capital, LP (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Alexander Capital, LP as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Alexander Capital, LP's management. Our responsibility is to express an opinion on Alexander Capital, LP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Alexander Capital, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Alexander Capital, LP's financial statements. The supplemental information is the responsibility of Alexander Capital, LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Alexander Capital, LP's auditor since 2014.

Melville, New York
March 1, 2021

Nawrocki Smith LLP

Alexander Capital, LP

Statement of Financial Condition

December 31, 2020	
Assets	
Cash	$1,141,883
Receivable from and deposit with clearing brokers	1,002,063
Property and equipment, net	648
Prepaid expenses	89,146
Commissions & fees receivable	68,506
Secured demand note	1,800,000
Total Assets	$ 4,102,246
Liabilities and Member's Equity	
Liabilities:	
Commissions payable	1,484,732
PPP Loan	946,020
Accounts payable and accrued liabilities	116,649
Secured demand note	1,800,000
Total Liabilities	4,347,401
Member's Equity	(245,155)
	$ 4,102,246

See accompanying notes to financial statements.

Alexander Capital, LP

Statement of Operations

Year ended December 31, 2020	
Revenue:	
Commissions	$ 4,937,862
Investment banking and advisory services	10,542,964
Interest income	196,142
Other income	860,186
Mutual Fund Fees	634,796
Managed Account Fees	350,751
Total Revenue	17,522,701
Expenses:	
Salaries and employee benefits	15,040,844
Clearing and execution	676,059
Occupancy and equipment	900,145
Travel and entertainment	119,933
Communication and market data	232,893
Miscellaneous operating expenses	28,268
Insurance	119,627
Professional fees	450,579
Depreciation and amortization	1,063
Interest	60,097
Regulatory fees	187,791
Total Expenses	17,817,299
Net Loss	$ (294,598)

See accompanying notes to financial statements.

Alexander Capital, LP

Statement of Changes in Member's Equity

Balance, January 1, 2020	$ 196,443
Distribution to Member	(197,000)
Contribution from Member	50,000
Net loss	(294,598)
Balance, December 31, 2020	$(245,155)

See accompanying notes to financial statements.

Alexander Capital LP

Statement of Cash Flows

Year ended December 31, 2020	
Cash Flows From Operating Activities:	
Net loss	$ (294,598)
Adjustments to reconcile net profit to net cash provided by operating activities:	
Depreciation	1,063
Decrease in assets:	
Receivable from clearing broker	(571,182)
Commissions receivable	(23,175)
Prepaid expenses	1,194
Increase in liabilities:	
Commissions payable	971,732
Commissions payable to related party	(37,965)
Accounts payable & accrued liabilities	(83,653)
Net Cash Used By Operating Activities	**(36,584)**
Cash Flows from Financing Activities	
Distribution to Member	**(197,000)**
Contribution by Member	**50,000**
PPP Loan Proceeds	**946,020**
Net Cash Used By Financing Activities	**799,020**
Net Increase In Cash	**762,436**
Cash, & Restricted Cash Beginning of Year	**529,447**
Cash, & Restricted Cash End of Year	**1,291,883**

Reconciliation of cash, cash equivalents and restricted cash:
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Statement of Financial Condition that sum to the same such amounts shown in the Statement of Cash Flows.

	12/31/2020
Cash	$1,141,883
Deposit with clearing broker	150,000
Total cash, cash equivalents and restricted cash shown in the Statement of Cash Flows	$1,291,883

Supplementary Cash Flow Information:

Interest Remitted	**60,097**

See accompanying notes to financial statements.

Alexander Capital LP

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance, January 1, 2020	$ 150,000
Changes in subordinated obligations	
Increases	1,800,000
Decreases	(150,000)
Balance, December 31, 2020	1,800,000

Alexander Capital LP

Notes to the Financial Statements

1. Business

Alexander Capital, LP (the "Company") is a New York limited partnership formed on March 25, 1996. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All securities transactions are cleared through correspondent clearing brokers RBC Capital Markets ("RBC") on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Agreement with clearing brokers

The Company under Rule 15c3-3(k)(2)(ii) is exempt from preparing a reserve formula computation and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis.

Property and Equipment

Furniture and fixtures and other equipment are depreciated over the estimated useful lives of the assets (ranging from 3-7 years) using the straight-line method.

As of December 31, 2020, net property and equipment is comprised of the following:

Furniture, fixtures and equipment	$119,660
Less: accumulated depreciation	119,012
	$648

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a limited partnership, the Company is considered to be a disregarded entity and thus not subject to Federal or State taxes. However, the Company is subject to a New York City unincorporated income tax, the levy of which is not expected to be a material amount.

Revenue Recognition

Significant Judgment

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Disaggregation of Revenue

The Company's significant revenues during 2020 originated from commissions and investment banking.

There were no adjustments deemed necessary to opening Member's Equity related to the rule change.

The Company earns fees from investment brokerage services provided to its customers by a third-party service provider. The Company receives commissions from the third party service provider on a monthly basis based upon customer activity for the month. The fees are recognized monthly and a receivable is recorded until commissions are generally paid by the 15th of the following month. Because the Company (i) acts as an agent in arranging the relationship between the customer and the third-party service provider and (ii) does not control the services rendered to the customers, investment brokerage fees are presented on a gross basis with related costs reflected separately.

Commissions and related clearing expenses that are administered via RBC are currently recorded on a settlement date basis due to the existing accounting protocol at RBC. Commissions and related clearing expenses that are administered via AXOS Clearing are currently recorded on a trade date basis due to the existing accounting protocol at AXOS. There are no material differences between trade date and settlement date revenue amounts. The company has terminated its relationship with AXOS during 2020.

Investment banking revenues include fees, net of expenses arising from securities offerings in which the company participates. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking revenue is booked when the deal is completed and the income is reasonably determinable.

Material amounts of mutual fund revenues are recorded in the period in which they are earned.

Managed account fees earned at RBC are billed in advance and paid quarterly. These fees are paid directly to affiliate Alexander Capital Wealth Management which in turn, remits a substantial amount to the Company. The Company defers revenue in three-month increments and recognizes the revenue monthly.

3. Receivables from and deposit with clearing broker

The Company introduces its securities transaction business into RBC Capital Markets LLC. The receivable from clearing broker represents net cash held by the clearing broker for commissions generated during the year ended December 31, 2020, and the deposit with the clearing brokers. The Company maintains $150,000 in deposit with the clearing broker, which is included in "Receivables from and deposit with clearing broker" in the accompanying Statement of Financial Condition at December 31, 2020.

4. Commitment

Rent

The Company accounts for its rent lease agreements under FASB ASU No. 2016-02. The Company has sub-leasing agreements for the rental of office spaces located at 17 State Street, New York, NY, 5379 Arthur Kill Road, Staten Island, NY, 89 Headquarters Plaza Morristown, NJ and 9040 Roswell Road Suite 350 Atlanta, GA 30350 with Nesa Management LLC, a company controlled by the partners. These sub-leases provide for a payment of approximately $77,000 per month which includes electricity and related occupancy charges. Rent expense for the year ended December 31, 2020 was $820,494 and its included as occupancy and equipment on the Statement of Operations. $378,408 of the PPP loan was used on 2020 rent.

Litigation

The Company is subject to lawsuits and claims that arise in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such lawsuits and claims will not have a material adverse effect on the financial position of the Company.

5. Concentration of Credit Risk

The Company maintains its cash balances at multiple financial institutions. At times, the amount on deposit at these institutions may exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC") where offered.

6. Related party transactions

Through direct or some level of commonality of ownership, the company has four related parties with which it may conduct business. Nesa Management owns a minority percentage and holds the lease for the spaces the Company occupies. Alexander Capital Ventures LLC ("ACV") is a private-equity enterprise who sometimes places the Company's clients in investment opportunities. The Company earned approximately $3,500,000 in revenues from this business. Arive Capital Markets ("ACM") is a broker dealer who at one time in 2020 cleared their business through a piggy-back arrangement with the Company into the Company's correspondent clearing firms. The Company earned a de minimis amount in administrative fees from this business. This arrangement was terminated. Alexander Capital Wealth Management ("ACWM") earned approximately $250,000 in revenue. Alexander Capital Insurance Agency ("ACI") brings no material revenue in to the Company. The company has a $25,000 receivable from ACWM whose origin was the company's clearing broker. The Company has a $300,000 Secured Demand Note with Barbara Roth who is a minority partner.

7. Other Income

The Company's other income is comprised of ticket charges paid by the Company's correspondent clearing firms, administrative fees from clearing business from Arive Capital Markets and broker rebates.

8.Regulatory and Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2020, the Company had regulatory net capital of $2,342,567, which exceeded its minimum requirement of $106,758 by $2,235,809. The Company's percentage of aggregate indebtedness to net capital was 68% at December 31, 2020.

On February 4, 2020 the firm entered into a Secured Demand Note. The note is for $1,500,000. It is to mature on February 4, 2023. The stipulated interest rate is 3%. This Secured Demand Note will be treated as equity for the first two years of it existence and debt the final year.

On March 11, 2020 the firm entered into a Secured Demand Note. The note is for $300,000. It is to mature on March 11, 2023. The stipulated interest rate is 3%. This Secured Demand Note will be treated as equity for the first two years of it existence and debt the final year.

9. PPP Loan

The Company was granted a PPP Loan from the Small Business Administration as part of the CARES Act ("The Act"). As of year-end 2020, the Company has the liability on its books. The company has filed the necessary documents with its lender to be granted loan forgiveness as prescribed in The Act. The Company expects full forgiveness of the PPP loan.

10. Management's Plan

For the fiscal years ending December 31, 2019, 2018 and 2017 ACLP had a net profit of $110,366, a net loss of $372,835 and a net loss of $56,104 respectively. In 2020, ACLP sustained a net loss of $294,598. Management has been granted approval for an expansion of business with FINRA, the company's self-regulating organization. This approval includes the permission to add additional revenue-producing personnel and transact business in more products. The Company is working on a second Continuing Membership Application to seek additional revenue producing opportunities. It should be noted that the Company is carrying a liability from the PPP loan, and the company is expecting full forgiveness of the loan which would be revenue to the company in addition to the $4.3 million in revenue that was earned in the first two months of 2021.

11. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through March 1, 2021, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

Supplemental Information

December 31, 2020

Computation of Net Capital Pursuant to Rule 15c3-1

Computation of Net Capital		
Total member's equity from statement of financial condition		$ (245,155)
Add: Secured Demand Note		1,800,000
Add: PPP Loan add-back		946,020
Less: Non-allowable assets:		
Commissions and investment company receivables		$68,506
Property and equipment, net		648
Prepaid expenses		89,146
Net Capital		$ 2,342,567
Computation of Basic Net Capital Requirement		
Minimum dollar net capital requirement of $100,000		$ 100,000
Statutory minimum net capital required		106,758
Net capital requirement (greater of the minimum calculation or the statutory amount)		
Excess net capital		2,235,809
Net capital less the greater of 10% of aggregate indebtedness or 120% of the statutory minimum net capital required		2,214,456
Percentage of aggregate indebtedness to net capital		68%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation detailed above.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii).

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Alexander Capital, LP:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Alexander Capital, LP (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
March 1, 2021

Nawrocki Smith LLP

Alexander Capital, LP

March 1, 2021

Exemption Report

Alexander Capital, LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Thomas Sullivan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Thomas Sullivan

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Alexander Capital, LP:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Alexander Capital, LP (the "Company") and the SIPC, solely to assist you and SIPC in evaluating Alexander Capital, LP's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2020. Alexander Capital, LP's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2020, with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Alexander Capital, LP's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Alexander Capital, LP and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
March 1, 2021

Nawrocki Smith LLP

Alexander Capital, LP

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